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                              December 17, 2020

       Bill Brundage
       Group Chief Financial Officer
       Ferguson plc
       1020 Eskdale Road, Winnersh Triangle, Wokingham
       Berkshire, RG41 5TS. United Kingdom

                                                        Re: Ferguson plc
                                                            Draft Registration
Statement on Form 20-F
                                                            Submitted November
20, 2020
                                                            CIK No. 0001832433

       Dear Mr. Brundage:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 20-F

       Risk Factors
       Acquisitions, partnerships, joint ventures, demergers..., page 10

   1. You state that the timing of the demerger of your United Kingdom operations remains uncertain and the Board
is assessing other separation operations to facilitate the exit of such operations. Please
advise whether you intend to complete the separation of the
                                                        United Kingdom
operations prior to listing on a United States exchange. Please also confirm that you will
update your disclosure throughout to reflect the most recent status of discussions and plans
relating to the separation, as well as your plans for an eventual primary listing in the
United States and relocation of management to North America.
 Bill Brundage
Ferguson plc
December 17, 2020
Page 2
Regulation in the areas of privacy and protection...
Potential tariffs, a global trade war or United Kingdom's exit from the European Union..., page
16

2. We note your disclosure that the decision by the United Kingdom to exit from the
         European Union could have adverse practical or operational implications on your business. Please expand this discussion to provide additional detail as to how the specific risks of Brexit could impact your operations. Please also discuss what steps, if any, management is preparing to take to mitigate and manage the risks posed to your business by Brexit.
Business Overview
United States, page 25

3. Please revise to provide a more robust overview of the products sold and services performed in each of your various end markets, as well as the focus of your company on plumbing versus heating products, to the extent material. Please also indicate the percentage of U.S. revenue that is generated through e-commerce, and provide a description of the products offered online.
Competitive Conditions, page 26

4. We note your disclosure that you have "leading positions in the residential and commercial end markets" and that you "leverage [your] scale and expertise across the organization for the benefit of [your] customers, which provides the opportunity to make attractive returns for [your] shareholders." Please disclose the basis for these statements, including the measure by which you have a leading position in residential and commercial end markets (ex: revenue, customers, etc). Refer to Item 4.B.7 of Form 20-F.
5. Please more fully describe the residential and commercial end markets in which you operate so that investors may better understand how such markets are fragmented and why you believe there is a significant opportunity for strong growth and continued
         consolidation in such markets.
Item 5.
Operating and Financial Review and Prospects
Segments, page 29

6. Please tell us the status of your intention to demerge your operations in the United
       Kingdom announced on September 3, 2019. In your response, please explain your consideration of classifying your United Kingdom operations as discontinued operations
FirstName LastNameBill Brundage
       particularly in light of the recent news that the company is in the process of selling its
Comapany
       U.K.NameFerguson      plc Wolseley and expects to select a buyer by
early-2021. Refer to
             plumbing business
       IFRS
December   17,5.2020 Page 2
FirstName LastName
 Bill Brundage
FirstName LastNameBill Brundage
Ferguson plc
Comapany17,
December   NameFerguson
              2020        plc
December
Page  3   17, 2020 Page 3
FirstName LastName
Memorandum and Articles of Association, page 65

7. We note your disclosure in the second full risk factor on page 20 that Jersey law currently significantly limits the circumstances in which the shareholders of Jersey companies may bring derivative actions. Please revise this section or add a new section to more fully describe this limitation on shareholder rights to bring suits against the company. Please also advise whether this limitation applies to federal securities law claims. If the limitation applies to federal securities law claims, please disclose that shareholders cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder.
8. Please revise to add a new section discussing any significant differences between Jersey corporate law and Delaware corporate law. Refer to Item 10.B.9 of Form 20-F.
Noted to Audited Consolidated Financial Statements
Note 1. Accounting Policies
Other Intangible Assets, page F-14

9. Referencing the useful lives for Customer Relationships, please explain to us your rationale in determining the extended amortization period for this class of intangible assets.
       You may contact Robert Shapiro at 202-551-3273 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services